FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA
MAR 29 1983
WM SWACKHAMER SECRETARY OF STATE
/s/ William Swackhamer
no. 84-83

                          SECOND AMENDMENT TO THE
                         ARTICLES OF INCORPORATION
                                    OF
                                TRIAM, LTD.


     Whereas, there was issued by the Secretary of State, a charter dated Januarv 6, 1983, constituting and creating Triam, Ltd, a corporation organized under the laws of the State of Nevada, and,

     Whereas, on February 15, 1983, a special Shareholder Meeting was held and approved amending the Articles of Incorporation of Triam, Ltd. and said amendment was filed with the Nevada Secretary of State on March 4, 1983. The amendment was to Article I increasing the capitalization of the Corporation to One Hundred shares of common voting stock, having a par value of one tenth ($0.01) per share and capital of One Hundred Thousand ($100,000) dollars.

     And further, that another Special Shareholder Meeting was duly held and the following resolution amending the Articles of Incorporation was offered and adopted by the majority of the outstanding shares entitled to vote, to amend the Articles of Incorporation as follows:

     Pursuant to the Nevada Business Corporation Act; the undersigned Corporation adopts the following addition to the Articles of Incorporation:

                             ARTICLE III

     BUSINESS. The pursuit of business and corporate powers agree upon are as follows:

            (1). To carry on the business of share dealers or financial agents in all transactions relating to the sale, transfer, or exchange of every description of stocks, shares, commodities, debuntures, bonds, mortgages, freehold, or leasehold property, life interests, reversions or other securities or investments for money, and all transactions and negotiations on commission or otherwise relating to such business; and to advance or negotiate the advance of money at interest on securities or otherwise; and to carry on the business of stock and share brokers, land, estate and mortgage agents, and brokers in all branches,

            (2). To conduct the business of financing all types of business activities, to purchase, finance, or discount commercial paper; to purchase or otherwise acquire open accounts receivable, notes, drafts and acceptance from manufacturers and jobbers and the installment lien obligations, covering and any all sales on any merchandise or other commodities; to purchase, loan upon, acquire, or otherwise finances, sell and dispose of any and all insurance contracts, installment lien obligations, or indebtedness incurred or to be incurred by any written instruments, and to guarantee, pledge, borrow, finance or raise money for any such investment in any way and to so such other financing as my be for the welfare of the corporation.

            (3). To acquire by purchasing or otherwise, property, real or personal, and the good will, rights and assets of any person, firm or corporation, and to pay for the same in cash, stocks, bond, or otherwise acquire, sell, assign, transfer mortgage, pledge, and otherwise dispose of shares of the capital stock, bonds, debentures, or other evidence of indebtedness created by any person, firm or corporation, and while the holder thereof to exercise the rights and priviledges of ownership, incloding the right to vote thereon; to buy, own, use mortgage, sell, lease, bond, or otherwise dispose of all property, real or personal, necessary, useful or desireable for it to own, use or dispose of for its purposes.

             (4). To apply for, obtain, register, lease, purchase, or otherwise acquire, and to hold, use pledge, lease, sell assign, or otherwise dispose of distinctive marks, improvements, processes, trade names, trade marks, copyrights, patents, licenses, concessions, and the like, whether used in connection with or secured under letters patented of or issued in connection with or secured under any country or authority, or otherwise; and to issue, exercise, develop and grant licenses in respect thereof, or otherwise turn the same to account.

             (5). To borrow maney or raise monies for the business of the corporation and all of its purposes and abjects, upon such terms as the Board of Directors may determine and the law permit.

             (6). To enter into joint venture or partnership with other persons, firms, or corporations.

             (7). To acquire mineral properties and interests, including uranium, oil and gas, and to acquire other real properties and interests including undeveloped and income-producing properties; to conduct business ventures, operations and dealings for profit in such properties, interests, investments and rights and royalties thereunto appertaining, and including the rendering for profit of services and performances to other business entities by contract and other arrangement.

             (8). To engage in any and other and all lawful business ventures, purposes, acts or activity in various fields of business endeavor for which a corporation may be organized and proceed under the Nevada Corporation Act.

             (9). To have and to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized under the laws which this corporation is organized and any and all acts amendatory thereof and supplemental thereto.

             (10). To make all such by-laws, rules and regulations not inconsistant with law or with other corporate rights and vested priviledges, as may be necessary to carry into effect the objects of the corporation, and such by-laws, rules and regulations my by made in a general meting of the Board of Directors, which rules, regulations or by-laws shall become effective upon formal presentation by mailing to the stockholders of record.

     These Amended Articles of Incorporation were presented to the shareholders of the Corporation for the purpose of amending and replacing the Articles of Incorporation of this Corporation, at a special meeting of shareholders held March 7, 1983, there were 7,500,000 shares of the Corporation's common stock outstanding and entitled to vote on the amendment. The Amendment alters the amount of authorized capital by changing it from Two Million Five Hundred (2,500,000) shares with par value of one Cent ($0.01) to One Hundred Million (100,000,000) shares with par value of one-tenth cent ($0.001) per share. There is only one class of shares, that being common voting stock.

     The number of shares voted for and against the adoption of these Amended Articles of Incorporation to replace all previous Articles of Incorporation and Amendments was:

             7,500,000 - FOR                 NONE- AGAINST

     Which is 100% of the shares entitles to vote.

                                            Signed this 7th day of March, 1983

                                            Triam, Ltd.

                                            By /s/ G. O'Brien Garrett
                                            President




Attest:

By /s/ Roy Barker
Secretary

STATE OF UTAH       )
                    ) ss.
COUNTY OF SALT LAKE )

     On this 7th day of March, 1983, before me, a Notary Public, personally appeared G. O'Brien Garrett, and Roy Barker known to me to be the persons whose names are subscribed to the within document, and acknowledge they executed the same.

                                         /s/ Beth N. Wolf
                                         Notary Public


Seal Expires 7-15-86




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